Exhibit 99.4

Consent of Qualified Person

To:        British Columbia Securities Commission

StateplaceAlberta Securities Commission

StateplaceSaskatchewan Financial Services Commission, Securities Division

StateplaceManitoba Securities Commission

StateplaceOntario Securities Commission

Authorité des marchés financiers

StateplaceNew Brunswick Securities Commission

StateplaceNova Scotia Securities Commission

Registrar of Securities, StateplacePrince Edward Island

Securities Commission of StateNewfoundland and placeLabrador

CityplaceToronto Stock Exchange

And To: Argonaut Gold Inc.

Re: El Castillo Mine, placeplaceCityDurango State, placeMexico

I, Eric Olin, prepared the technical report entitled NI 43-101 Technical Report on Resources and Reserves, Argonaut Gold Inc. El Castillo Mine Durango State, Mexico and dated February 24, 2011 (the “Technical Report”) relating to the El Castillo Mine.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report

As of this date to the best of the qualified person’s knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 24th day of February, 2011.

Yours truly,